UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.

(AMENDMENT NO. 10)

BRIGHAM EXPLORATION COMPANY

(Name of Subject Company (Issuer))

FARGO ACQUISITION INC.

a wholly owned subsidiary of

STATOIL ASA

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

109178 10 3

(CUSIP Number of Class of Securities)

Torgrim Reitan

Chief Financial Officer

Statoil ASA

Forusbeen 50, N-4035

Stavanger, Norway

Telephone No.: 011-47-5199-0000

Fax No.: 011-47-5199-0050

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Jeffery Floyd Vinson & Elkins L.L.P. First City Tower 1001 Fannin Street, Suite 2500 Houston, TX 77002 (713) 758-2222 (713) 758-2346 (fax)	Christopher G. Schmitt Vinson & Elkins L.L.P. 2801 Via Fortuna, Suite 100 Austin, TX 78746 (512) 542-8400 (512) 542-8612 (fax)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 4,442,601,588	$ 509,122

*	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) an amount equal to $36.50, the per share tender offer price, multiplied by the sum of 117,314,532, the number of shares of common stock issued and outstanding (including 657,928 shares of restricted stock), plus (b) an amount equal to 4,400,580, the number of shares of common stock that were reserved for issuance pursuant to stock option plans, multiplied by $36.50. No shares of common stock were held by the issuer in its treasury. The foregoing share figures have been provided by the issuer to the offerors and are as of October 14, 2011, the most recent practicable date.
**	The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #3 for fiscal year 2012, issued September 29, 2011 by the Securities and Exchange Commission, equals $114.60 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$509,122	Filing Party:	Statoil ASA
Form or Registration No.:	Schedule TO-T	Date Filed:	October 28, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 10 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) originally filed with the Securities and Exchange Commission on October 28, 2011 by Statoil ASA, a public limited liability company organized under the laws of Norway (“Statoil”), and amended on November 1, 2011, November 7, 2011, November 10, 2011, November 15, 2011, November 16, 2011, November 22, 2011, November 23, 2011, November 30, 2011, and November 30, 2011 (as amended, the “Schedule TO”). The Schedule TO relates to the offer by Fargo Acquisition Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Statoil (“Purchaser”), to purchase all of the shares of common stock, par value $0.01 per share (“Shares”), of Brigham Exploration Company, a Delaware corporation (“Brigham”), that are issued and outstanding at a price of $36.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 28, 2011 (the “Offer to Purchase”). A copy of the Offer to Purchase is filed with the Schedule TO as Exhibit (a)(1)(A), and a copy of the related letter of transmittal is filed with the Schedule TO as Exhibit (a)(1)(B). Capitalized terms used and not otherwise defined in this Amendment have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase. This Amendment is being filed on behalf of Statoil.

Items 1 through 9 and 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“The initial offering period for the Offer expired at 12:00 midnight, New York City time, at the end of Wednesday, November 30, 2011. The Depositary has advised Statoil and Purchaser that, as of the expiration of the Offer, approximately 96,913,613 Shares were validly tendered and not properly withdrawn in the Offer, representing approximately 81.76% of Brigham’s outstanding Shares as of November 30, 2011. The Depositary also informed Statoil that it received commitments to tender 7,115,922 additional Shares under the guaranteed delivery procedures for the Offer. The number of Shares tendered in the initial offering period satisfies the Minimum Condition. All Shares validly tendered and not properly withdrawn (including Shares tendered to the Depositary pursuant to the Offer’s guaranteed delivery procedures) have been accepted for payment and will be promptly paid for in accordance with the terms and conditions of the Offer and applicable law.

Pursuant to the Merger Agreement, Purchaser has elected to provide a subsequent offering period for all remaining untendered Shares, which will commence immediately and will expire at 12:00 midnight, New York City time, at the end of Wednesday, December 7, 2011. During the subsequent offering period, holders of Shares who did not previously tender their Shares into the Offer may do so and will receive the same price paid in the Offer of $36.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes. Shares properly tendered in the subsequent offering period will be accepted as they are tendered and paid for promptly as they are received. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described in the Offer to Purchase except that Shares tendered in the subsequent offering period may not be withdrawn.

Pursuant to the Merger Agreement, as a result of the acceptance for payment of the Shares validly tendered and not properly withdrawn, Statoil is entitled to elect or designate six members of Brigham’s board of directors, and Brigham will cause Statoil’s designees to be elected or appointed to Brigham’s board of directors, including, at the election of Statoil, by increasing the size of Brigham’s board of directors or by seeking and accepting or otherwise securing resignations from such number of incumbent directors as is necessary to enable Statoil’s designees to be elected or appointed to Brigham’s board of directors. Statoil expects the following designees to be appointed to Brigham’s board of directors: Jason Nye, Heidi Wolden, Kathy Kanocz, Andrew Byron Winkle, Paul Owen, and Irene Rummelhoff. In addition, subject to the terms of the Merger Agreement, pending completion of the merger, Statoil is entitled, and intends to request, to have its designees appointed to the appropriate committees of Brigham’s board of directors. At the request of Statoil, Brigham will, to the extent permitted by applicable law and its certificate of incorporation, cause individuals designated by Statoil to constitute substantially the same percentage of members, rounded up to the next whole number, as is on Brigham’s board of directors on (i) each committee of Brigham’s board of directors, (ii) each board of directors of each subsidiary of Brigham and (iii) each committee of each such board of directors of each subsidiary of Brigham, in each case to the extent permitted by applicable law and the continued listing requirements of the NASDAQ Global Select Market.

A copy of the joint press release announcing the expiration of the initial offering period, the results of the Offer and the commencement of the subsequent offering period is filed as Exhibit (a)(1)(K) hereto and incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(1)(K) Joint Press Release issued by Statoil ASA and Brigham Exploration Company, dated December 1, 2011.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Fargo Acquisition Inc.

By:	/s/ IRENE RUMMELHOFF
Name:	Irene Rummelhoff
Title:	President

Statoil ASA

By:	/s/ IRENE RUMMELHOFF
Name:	Irene Rummelhoff
Title:	Attorney-in-Fact

Dated: December 1, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(K)	Joint Press Release issued by Statoil ASA and Brigham Exploration Company, dated December 1, 2011.